

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

<u>Via E-mail</u>
Edward Smith
President and Chief Executive Officer
PolyMedix, Inc.
170 N. Radnor-Chester Road, Suite 300
Radnor, Pennsylvania 19087

> **Re: PolyMedix, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 12, 2013**
> **File No. 000-51895**

Dear Mr. Smith:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       Don Readlinger, Esq.
       Pepper Hamilton
       301 Carnegie Center, Suite 400
       Princeton, New Jersey 08543